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VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Stephen Krikorian
Laura Veator
Jan Woo
Matthew Derby

Re:	Duolingo, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on April 30, 2021
CIK No. 0001562088
Ladies and Gentlemen:
On behalf of our client, Duolingo, Inc. (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission by letter, dated May 27, 2021 (the “Comment Letter”), regarding the Company’s draft Registration Statement on Form S-1, as confidentially submitted to the Staff on April 30, 2021 (the “Submission No. 1”).
We are concurrently submitting to Staff, on a confidential basis, an amended draft Registration Statement on Form S-1 (the “Submission No. 2”). Submission No. 2 has been revised to reflect the Company’s responses to the Comment Letter as well as certain other changes. For your convenience, we are providing by electronic mail a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from Submission No. 1, as well as copy of this letter.

June 7, 2021 Page 2
For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto.
Summary, page 6
1.We note your disclosure that you are the “category leader in digital language learning” and that Duolingo is the “leading mobile learning platform globally.” Please provide support for these assertions and explain if your leadership is based on objective criteria such as market share or revenue, or other metrics.
Response:    In response to the Staff’s comment, the Company has revised pages 7 and 123 of Submission No. 2. In addition, the Company respectfully advises the Staff that the Company is the leading mobile learning platform globally based on revenues and number of downloads, as disclosed on pages 1, 79, 107 and 124 of Submission No. 2. Across both the Apple App Store and Google Play Store, the Company has been the top-grossing app in the education category since 2019 and the most downloaded instructional educational app since 2017. The Company is supplementally providing support for these assertions to the Staff under separate cover contemporaneously herewith.
Risk Factors
We rely on third-party platforms such as the Apple App Store and the Google Play Store..., page 22
2.Please disclose the material terms of any agreements with Apple and Google from which you generated 51% and 19% of your revenue in 2020, respectively. Discuss the terms and termination provisions in those agreements. Tell us whether you intend to file those agreements as exhibits.
Response:    In response to the Staff’s comment, the Company has revised page 27 of Submission No. 2. The Company respectfully advises the Staff that, for the reasons described below, the Company believes its agreements (collectively, the “Platform Agreements”) with Apple and Google (each, a “Platform”) are not required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company has determined that the Platform Agreements are such as ordinarily accompanies the kind of business conducted by the Company, and are not contracts upon which the Company’s business is substantially dependent. The Company respectfully advises the Staff that the Platforms merely serve as a means for distribution and the Company has not agreed to distribute its products through the Platform for any fixed period of time or price. The Platform Agreements are standard terms and conditions applicable to all developers that distribute applications through the Platforms. The Platform Agreements are available publicly through the Platforms’ websites, non-exclusive and terminable by either party without cause, do not provide for the pricing of the Platform’s products or services, and may be modified by the Platform unilaterally in their sole discretion.

June 7, 2021 Page 3
While the Company acknowledges that its relationships with the Platforms are important, as such relationships are important to any developer that distributes applications through the Platforms in the ordinary course, the Company respectfully submits that the Platform Agreements are standard, ordinary course contracts and Company’s business is not substantially dependent on the Platform Agreements themselves. For these reasons, the Company believes that the Platform Agreements are not required to be filed as exhibits to the Registration Statement pursuant to the general exception identified in Item 601(b)(10)(ii) for contracts that ordinary accompany the kind of business conducted by registrants.
Selected Consolidated Financial and Other Data
Consolidated Statements of Operations Data, page 69
3.Your unaudited pro forma net loss per share calculation includes an adjustment for the assumed conversion of stock based awards. Please clarify if you are referring to RSUs that will vest upon the effectiveness of your initial public offering (IPO). Otherwise, please further clarify the awards to which you are referring and the conversion terms. Please also disclose the compensation expense that will be recognized with any awards that vest upon the effectiveness of your IPO and tell us how you considered including this as an adjustment to the numerator in your calculation of pro forma net loss per share.
Response:    In response to the Staff’s comment, the Company has revised pages 16 and 74 of Submission No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Subscription, page 76
4.Disclose the renewal rates and any known material trends related to renewal rates for each of the subscription plans for all periods presented. We note your disclosure that subscribers on your annual subscription plan tend to stay on our platform longer and are stickier than subscribers on our monthly plan.
Response:    In response to the Staff’s comment, the Company has revised page 89 of Submission No. 2.
Paid Subscribers, page 78
5.Please clarify whether paid subscribers includes monthly subscribers in a given year that are no longer active at the end of the measurement period. In addition, clarify whether a user that purchases multiple 1-month subscriptions is counted as a single paid subscriber, or multiple subscribers.
Response:    In response to the Staff’s comment, the Company has revised pages 17, 75 and 85 of Submission No. 2.

June 7, 2021 Page 4
Maintaining Efficient User Acquisition and Strong Unit Economics, page 82
6.You disclose that gross margin, coupled with your primarily organic acquisition model, leads to strong unit economics. Please clarify how your organic acquisition costs impact your unit economics differently than your non-organic acquisition costs and also how these costs impact your overall results differently.
Response:    In response to the Staff’s comment, the Company has revised page 90 of Submission No. 2 to clarify that the Company is referring to paid and unpaid marketing.
Key Factors Affecting Our Performance
Ability to Expand Lifetime Value of Subscribers, page 82
7.Please clarify how you measure lifetime value for a subscriber and any significant assumptions or limitations involved with the calculation of this metric.
Response:    In response to the Staff’s comment, the Company has revised page 89 of Submission No. 2.
Our Expansion into New Geographic Markets, page 83
8.You disclose that as you expand into certain new geographies, you may see an increase in learners who prefer to access premium features through your in-app purchase options rather than through your subscription packages or who prefer to consume your free app with an increased advertising load and that you may also see a lower propensity to pay as you enter certain markets. Tell us how you considered disclosing MAUs, DAUs and paid subscriber by geographical region as well as average advertising revenue per user and average subscription revenue per paid subscriber in each region, so that investors can better understand the trends in your business.
Response:    In response to the Staff’s comment, the Company has revised page 91 of Submission No. 2. In addition, the Company respectfully advises the Staff that it has not analyzed trends in market adoption or pricing of its offerings in future or nascent geographic markets. Moreover, neither the Company’s chief operating decision maker (“CODM”) nor the other members of the Company’s management team consistently or systematically reviews any of the above-referenced metrics or the trends affecting these metrics by geography in the Company’s current markets in order to make key business decisions or assess the Company’s financial condition and performance. The primary review of the above referenced metrics is conducted at an aggregated (i.e., global) level. The Company further advises the Staff that no country outside of the United States contributes more than 10% of the Company’s revenue and the Company’s subscription product has been priced globally with pricing

June 7, 2021 Page 5
decisions made in the United States. As a result, the Company has determined not to further disaggregate such metrics by geography.
Results of Operations
Revenues, page 87
9.We note your subscription revenue increased 114% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. However, your disclosure on page 79 indicates that paid subscribers increased 84% during this period. Clarify if there was also an increase in subscription prices for the period or any other factors that caused revenue to increase by a greater percentage than paid subscriber growth.
Response:    In response to the Staff’s comment, the Company has revised page 95 of Submission No. 2. In addition, the Company respectfully advises the Staff that, because revenues are generated from subscribers over the course of their subscriptions, the Company has described the increase as due, in part, to an increase in the average number of paid subscribers during the period, calculated as the average of the number of subscribers at the beginning of the period and at the end of the period, rather than the number of paid subscribers calculated as of the end of the period that is reflected in the disclosure on page 79 of Submission No. 1.
10.We note your advertising revenue increased 91% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. However, your disclosure on page 78 indicates that MAUs increased 34% and DAUs increased 58% during this period. Clarify if there was also an increase in price per ad during this period or any other factors that caused revenue to increase by a greater percentage than MAU and DAU growth. Also, tell us how you considered disclosing number of ads delivered and number of advertisers as of the end of each period.
Response:    In response to the Staff’s comment, the Company has revised page 95 of Submission No. 2. In addition, the Company respectfully advises the Staff that neither the Company’s CODM nor the other members of the Company’s management team consistently or systematically reviews the number of advertisers or ads delivered or underlying trends affecting the number of advertisers or ads delivered in order to make key business decisions or assess the Company’s financial condition and performance. As a result, the Company determined not to disclose these metrics.
Business, page 95
11.Please disclose the material facts and underlying assumptions that support your statement that there are over 1.5 billion people learning a new language worldwide representing a market worth approximately $50 billion. For example,

June 7, 2021 Page 6
clarify whether this figure represents the number of people learning a new language online.
Response:    In response to the Staff’s comment, the Company has revised pages 1, 2, 4, 79, 81, 107 and 123 of Submission No. 2.
Certain Relationship and Related Party Transactions, page 140
12.Please identify the parties to the Investors’ Rights Agreement, Voting Agreement, Right of First Refusal and Co-Sale Agreement and the Indemnification Agreements.
Response:    In response to the Staff’s comment, the Company has revised pages 158 and 159 of Submission No. 2.
Principal and Selling Stockholders, page 142
13.Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities such as General Atlantic (DU), L.P.
Response:    In response to the Staff’s comment, the Company has revised page 162 of Submission No. 2.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Revenue, page F-13
14.You disclose that users have the ability to download limited content offline. However, as there is a significant level of integration and interdependency with the online functionality, you consider the service to be a single performance obligation for the online and offline content. Please further clarify the nature of the offline content, the stand-alone functionality it has, and the benefits the user can derive without the online functionality. Please also clarify the nature of the integration and interdependency with the online functionality. Tell us how the online functionality customizes or modifies the functionality of the offline content or significantly enhances its capabilities. Please also clarify whether the offline content is sold or can be downloaded separately from your subscription services. Refer to ASC 606-10-25-21.
Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that, for free users, there is no offline content that has stand-alone functionality and for paid subscribers, a limited number of lessons, typically the next lesson in the course they are learning, can be downloaded and accessed offline. A subscriber’s ability to download and use the lesson depends on the status of the subscriber’s phone’s data saving features, space available on the device, and other

June 7, 2021 Page 7
device elements like battery life. In addition, the promise the Company makes to its customers is that content will always be made available. As such, in the event a subscriber is unable to temporarily access content online, the Company offers the subscriber the ability to access limited offline content. Note that the subscriber does not choose what is available for download and use offline. Rather, the course type and course progress (all of which is accessed through the on-line functionality) dictates what content is available for off-line access. Further, once a subscriber connects online to update their progress, any offline content is in effect disabled and/or replaced with the next lesson. That is, the offline content is not static but rather significantly affected by (and interrelated with) the on-line functionality insomuch as the offline content available changes and is replaced as a user progresses through the course. Moreover, the subscriber does not have the ability to progress further in a course or access new content until the subscriber goes back online. Therefore, the offline content is only meaningful to the subscriber when the subscriber also has access to online content, as otherwise, they would be unable to complete the course.
We further advise the Staff that the subscriber is unable to obtain the online and offline content from other vendors and the offline content is not sold separately from subscription services. Because the online functionality includes assessments and exercises that reinforce the lessons and the online functionality allows the subscriber to complete the course, any benefit of the offline content (which is typically limited to one lesson at a time) would quickly diminish without the enhancements of the online functionality. Therefore, the Company has determined that there is a significant level of integration and interdependency with the online functionality. Hence, the Company considers the service to be a single performance obligation for both online and offline content.
15.You disclose that you do not enter into contracts with a customer that contain multiple promises that result in multiple performance obligations. Clarify if you enter into contracts with the same customers at or near the same time with respect to purchases of subscription services, Duolingo English tests, and in-app virtual goods and how you considered whether they should be accounted for as a single contract. Refer to ASC 606-10-25-9.
Response:    The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s revenue recognition disclosure on pages F-12 through F-14 of Submission No. 2, which describes the Company’s predominant sources of revenue. As it relates to subscription services, Duolingo English tests and in-app virtual goods, none of these three sources of revenue are sold together and each are sold at their respective stand-alone selling price. Regardless of whether or not a user has a subscription, they can at any time opt to purchase a Duolingo English test or make in-app virtual good purchases. There may be instances where a customer may purchase a subscription and then near the same time also purchase a Duolingo

June 7, 2021 Page 8
English test and/or make in-app virtual good purchases. However, the Company considered the guidance in ASC 606-10-25-9, noting that:
1.the Company does not negotiate multiple promises as a package with a single commercial objective,
2.the amount of consideration to be paid in one contract does not depend on the price or performance of the other contract, and
3.the goods or services promised in the contracts are not a single performance obligation in accordance with paragraphs ASC 606-10-25-14 through 25-22.
As such, the Company concluded that customer purchases of each of these sources of revenue are treated as separate contracts and, in the event that the Company enters into multiple contracts with the same customers at or near the same time, these contracts are not combined into a single contract. Further, as each good or service is sold at its standalone selling price, combining contracts would not have an impact on the Company’s revenue recognition or measurement of revenue, as it would not change how the Company allocates or recognizes revenue for each promised good or service. As noted on page 7 of Submission No. 2, the Company believes there is an opportunity to integrate the Duolingo English test with the Duolingo language learning app to provide the Company’s English learners with a more seamless experience between learning and assessment, however, this is not being offered currently. If the Company does begin to offer this integration and enter into such arrangements in the future, the Company will separately evaluate them under ASC 606-10-25-9.
16.We note that revenue from Rest of World comprised 56% and 53% of total revenue for 2020 and 2019, respectively. Please tell us how you considered further disaggregating revenue in this category by country or geographic region.
Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that no country outside of the United States makes up more than 10% of the Company’s revenue and the Company’s subscription product has been priced globally with pricing decisions made in the United States. The Company’s CODM does not consistently or systematically review revenue by geography nor the underlying trends in revenue by geography on the basis that there are no meaningful differences between geographies as it relates to the nature, risk or timing of cash flows of revenue. Therefore, the Company has chosen not to further disaggregate revenue by geography.

June 7, 2021 Page 9
9. Stock-Based Compensation, page F-21
17.Please include the fair value of your common stock used in the determination of the fair value of your options with the assumptions that you disclose for each period presented.
Response:    In response to the Staff’s comment, the Company has revised page F-23 of Submission No. 2.
18.When your preliminary IPO price is known, please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of the underlying equity interest at each grant or issue date. Please provide this analysis for the most recent six months. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once an estimated preliminary IPO price range is available, it will provide the Staff with the requested analysis prior to the filing and circulation of the preliminary prospectus.
General
19.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response:    The Company respectfully advises the Staff that it is providing such communications to the Staff under separate cover contemporaneously herewith.
* * *

June 7, 2021 Page 10
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809 or by email at benjamin.potter@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter

Benjamin A. Potter
of LATHAM & WATKINS LLP

cc:	Luis von Ahn, Duolingo, Inc.
Matthew Skaruppa, Duolingo, Inc.
Stephen Chen, Duolingo, Inc.
Tad Freese, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Ryan Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP